Exhibit 13

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE MONTHS ENDED

MARCH 31, 2022

1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three-month periods ended March 31, 2022 and 2021. This discussion and analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2021 Annual Report. Results achieved in any interim period are not necessarily indicative of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements involve known and unknown risks and uncertainties. The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors that could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in employment rates or in the interest rate environment, unexpected reductions in the size or collectability of our loan portfolio, unexpected increases in our allowance for credit losses, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2021 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer installment loans to individuals. Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate. During the quarter just ended the Company expanded its operations into the state of Kentucky with the opening of a branch office.  As of March 31, 2022, the Company’s business was operated through a network of 328 branch offices located in Alabama, Georgia, Kentucky, Louisiana, Mississippi, South Carolina, Tennessee, and Texas.

We also offer optional credit insurance coverage to our customers when making a loan. Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. In certain states where offered, customers may choose involuntary unemployment insurance for payment protection in the form of loan payment assistance due to unexpected job loss. Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction. We write these various insurance policies as an agent for a non-affiliated insurance company. Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

Financial Condition:

The Company’s total assets decreased $8.8 million to $1,109.4 million at March 31, 2022 compared to $1,118.2 million at December 31, 2021. The decrease was primarily due to a decrease in investment securities and other assets.  Increases in cash and cash equivalents, restricted cash and our loan portfolio offset a portion of the overall decrease in the total assets.

Cash and cash equivalents (excluding restricted cash) increased $9.1 million (28%) at March 31, 2022 compared to prior year-end. Funds generated from operations and an increase in sales of the Company’s senior debt securities were responsible for the increase.

Restricted cash consists of funds maintained in restricted accounts at the Company's insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements. Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers. At March 31, 2022, restricted cash increased $6.2 million (85%) compared to December 31, 2021. See Note 3, "Investment Securities" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Our net loan portfolio increased $5.3 million (1%) to $756.1 million at March 31, 2022 compared to $750.8 at December 31, 2021. Included in our net loan portfolio is our allowance for credit losses which reflects estimated current expected credit losses in the loan portfolio as of the date of the statement of financial position. Management increased the allowance $0.8 million to $68.1 as March 31, 2022, compared to $67.3 million at December 31, 2021. See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for credit losses. Management believes the allowance for credit losses is adequate to cover expected losses inherent in the portfolio as of March 31, 2022; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance. Any increase in our allowance for credit losses could have a material adverse impact on our results of operations or financial condition in the future.

During the quarter ended March 31, 2022, the Company’s investment securities portfolio decreased $26.8 million (10%) compared to the prior year-end. The majority of the decrease was due to a decrease in fair market values.  Redemptions due to call options and maturities on certain securities also contributed to the decrease in the portfolio.  The portfolio consists primarily of invested surplus funds generated by the Company's insurance subsidiaries.  Management maintains what it believes to be a conservative approach when formulating its investment strategy.  The Company does not participate in hedging programs, interest rate swaps or other similar activities.  This investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds, and various municipal bonds.  Investment securities have been designated as “available for sale” at March 31, 2022 with any unrealized gain or loss accounted for in the equity section of the Company’s consolidated statement of financial position, net of deferred income taxes for those investments held by the insurance subsidiaries as well as the statement of comprehensive income.

Other assets decreased $2.6 million (4%) at March 31, 2022 compared to December 31, 2021 mainly due to a reduction in net fixed assets, receivables from non-affiliated insurance companies, deferred acquisition costs associated with our insurance subsidiaries and lower lease right of use assets.  An increase in collateral held on real estate loans and prepaid expenses offset a portion of the decrease in other assets.

Our senior debt is comprised of a line of credit from a bank and the Company’s senior demand notes and commercial paper debt securities. Our subordinated debt is comprised of the variable rate subordinated debentures sold by the Company. The aggregate amount of senior and subordinated debt outstanding at March 31, 2022 was $769.7 million compared to $746.2 million at December 31, 2021, representing an increase of $23.5 million (3%).

Accrued expenses and other liabilities decreased $19.9 million (26%) to $55.3 million at March 31, 2022 compared to $75.2 million at December 31, 2021. Payment of 2021 incentive bonuses in February 2022 was the primary factor causing the decrease in accrued expenses and other liabilities. Reductions in accrued salary expense and accrued loan tax also contributed to the to the decrease in accrued expenses and other liabilities.  An increase in accrued health insurance claims offset a portion of the decrease.

Results of Operations:

During the three-month period ended March 31, 2022, total revenues were $81.7 million compared to $73.2 million during the same period a year ago. Growth in our interest and finance charge revenue earned as a result of the increase in our loan portfolio during the comparable reporting periods was the primary reason for higher revenues.

Net income decreased $5.1 million (46%) during the three-month period ended March 31, 2022 compared to the same period a year ago. Increased revenue was offset by an increase in our loan loss provision and increased operating expenses.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities. Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt. Net interest income increased $6.3 million (12%) during the three-month period ended March 31, 2022 compared to the same period in 2021. An increase in our average net principal loan balances of $112.8 million (15%) during the three months just ended compared to the same period a year ago resulted in higher interest and finance charges earned during the current year.

Average daily borrowings increased $118.9 million (19%) during the three-month period ended March 31, 2022 compared to the same period in 2021. The Company's average borrowing rates were 3.30% and 3.43% during the three-month periods ended March 31, 2022 and 2021, respectively. Interest expense increased approximately $0.8 million (14%) during the three-month period just ended compared to the same period a year ago due to the higher average daily borrowings.  Notes payable to banks represented 4% of borrowings for the first quarter of 2022 compared to 12% for the same period last year. Interest expense on the Company’s notes payable to banks was not impacted by rising market rates as of March 31, 2022.

Management projects that, based on historical results, average net receivables will grow during the remainder of 2022, and net interest income is expected to increase accordingly. However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest income.

Insurance Income

Insurance premium and commission revenues increased $1.1 million (8%) during the three-month period ended March 31, 2022 compared to the same period a year ago mainly due to more loan customers opting for credit insurance on their loans. Insurance claims and expenses increased $1.2 million (29%) over the same period a year ago. The increase in claims and expenses was primarily the result of changes in the actuarial estimate of losses that resulted in an adjustment of $1.0 million to the Company’s reserve for Accident and Health claims

Other Revenue

Other revenue increased $0.4 million (31%) during the three-month period ended March 31, 2022, compared to the same period a year ago. The increase was mainly due to an increase in service charge income and an increase in sales of auto club memberships.

Provision for Credit Losses

The Company’s provision for credit losses is a charge against earnings to maintain the allowance for credit losses at a level that Management estimates is adequate to cover expected losses as of the date of the statement of financial position.  See Note 2. “Allowance for Credit Losses,” in the accompanying “Notes to Consolidated Financial Statements” for further discussion of the Company’s provision for credit losses.  The Company’s provision for credit losses is a charge against earnings to maintain the allowance for credit losses at a level that Management estimates is adequate to cover expected losses as of the date of the statement of financial position.

The provision for credit losses increased $9.9 million (150%) at March 31, 2022 compared the same period last year.  Net charge offs impacting the provision for credit losses increased $6.1 million (64%) to $15.7 million at March 31, 2022, compared to $9.6 million at March 31, 2021.

Determining a proper allowance for credit losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions. The percent of the loan portfolio greater than 30 days delinquent is 6.58% at March 31, 2022 compared to 5.45% at March 31, 2021.   The ratio of bankrupt accounts to the net principal balance was 1.28% and 1.48% at March 31, 2022 and March 31, 2021, respectively.

The Company considered factors such as rising energy, food and services prices and the potential for further oil and commodity market disruptions from the Ukraine crisis.  Given increased wages, savings rates, spending on luxury goods, and remote work capability, Management anticipates the direct impact from recent gas prices will not be a significant factor in estimating expected losses.  The Company also considered the potential impact of increased central bank interest rates.  1st Franklin loans are contracted at a fixed rate; therefore, borrowers will not be affected by rising interest rates during the term of an existing loan.  Further, the Company’s historical loss history indicates that changes in central bank interest rates do not have a material direct impact to future loss rates.

However, Management determined that certain snapshot periods included in the estimation model benefited from government stimulus actions and the benefit to loss rates from those stimulus actions is expected to continue to decline over time.  1st Franklin’s expected credit loss model uses loss history from periods prior to government stimulus actions and from periods that may include the effect of government stimulus in estimating the allowance for expected credit losses.  Based on the increased impact of periods that include the benefit of government stimulus on loss rates and the aforementioned economic uncertainty, Management concluded that an adjustment was required to sufficiently provide for expected credit losses.  Management estimated an adjustment totaling $10.9 million by incorporating pre-pandemic loss rates in the estimation model.  The allowance for credit losses increased by $0.8 million to $68.1 million at March 31, 2022 compared to $67.3 million at December 31, 2021.

Management believes that the allowance for credit losses, as calculated in accordance with the Company’s current expected credit loss (“CECL”) methodology, is appropriate to cover expected credit losses on loans at March 31, 2022; however, because the allowance for credit losses is based on estimates, there can be no assurance that the ultimate charge off amount will match such estimates. Management may determine it is appropriate to increase or decrease the allowance for expected credit losses in future periods, or actual losses in any period, either of which events could have a material impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $1.8 million (4%) during the three-month period ended March 31, 2022 compared to the same period a year ago. Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense decreased $1.0 million (4%) during the three-month period ended March 31, 2022 compared to the same period in 2021. The decrease was mainly due to the decrease in the Company’s current year incentive bonus and associated payroll tax accrual compared to the prior year. Salaries, medical claims, and benefits all increased year-over-year.

Occupancy expenses were slightly lower during the quarter just ended compared to the same quarter a year ago. Higher rent expenses, office maintenance expenses and utility expenses were offset by lower telephone expenses, office material expenses, and depreciation expenses.

Higher travel expenses related to the Company’s return to an in-person annual managers meeting (which had been held via remote communication the prior year due to the COVID-19 pandemic), postage expenses, and information technology expenses were the primary factors causing the $2.9 million (25%) increase in miscellaneous other operating expenses during the three-month period ended March 31, 2022 as compared to the same period in 2021.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status. Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries. The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 11% and 7% during the three-month periods ended March 31, 2022 and 2021, respectively. During the current year, the S corporation income was lower than the prior year, which decreased the overall pre-tax income of the Company resulting in a higher effective tax rate for the 2022 reporting period compared to the same period in 2021.

Quantitative and Qualitative Disclosures About Market Risk:

The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin. Please refer to the market risk analysis discussion contained in our Annual Report as of and for the year ended December 31, 2021 for a more detailed analysis of our market risk exposure. There have been no material changes to our market risk during the three months ended March 31, 2022.

Liquidity and Capital Resources:

As of March 31, 2022 and December 31, 2021, the Company had $42.2 million and $33.1 million, respectively, invested in cash and cash equivalents (excluding restricted cash), the majority of which was held by the insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary. State insurance regulations limit the use an insurance company can make of its assets. Dividend payments to a parent company by its wholly-owned life insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory gain from operations before recognizing realized investment gains of the individual insurance subsidiary during the prior year. Dividend payments to a parent company by its wholly-owned property and casualty insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory income before recognizing realized investment gains of the individual insurance subsidiary during the prior two years.

At December 31, 2021, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had a statutory surplus of $132.0 million and $96.2 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company during 2022, without prior approval of the Georgia Insurance Commissioner, is approximately $40.8 million.  On November 30, 2021, Management submitted a request for approval of two separate transactions involving dividends and/or lines of credit with maximum amounts of $75.0 million from Frandisco Life Insurance Company and $95.0 million from Frandisco Property and Casualty Insurance Company.  The request was approved by the Georgia Insurance Department on January 20, 2022 for transactions on or before December 31, 2022.  Effective February 1, 2022, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company amended their previous $60 million unsecured revolving line of credits available to the Company extending the term of each respective line of credit to December 31, 2025 and defining the interest rate on outstanding balances as the prime rate of interest as published in the Wall Street Journal.  No amounts are currently outstanding on these lines.

Most of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short-term and long-term debt securities. The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. Overall, debt securities increased $50.7 million between December 31, 2021 and March 31, 2022. In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (as amended, the “credit agreement”). The credit agreement provides for borrowings of up to $230.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less, and has a maturity date of February 28, 2024. Available borrowings under the credit agreement were $196.9 million and $169.7 million at

March 31, 2022 and December 31, 2021 at an interest rate of 3.50%. The credit agreement contains covenants customary for financing transactions of this type. At March 31, 2022, the Company believes it was in compliance with all covenants.

The credit agreement requires the Company to comply with certain covenants customary for financing transactions of this nature, including, among others, maintaining a minimum interest coverage ratio, a minimum loss reserve ratio, a minimum ratio of earnings to interest, taxes and depreciation and amortization to interest expense, a minimum asset quality ratio, a minimum consolidated tangible net worth ratio, and a maximum debt to tangible net worth ratio, each as defined. The Company must also comply with certain restrictions on its activities consistent with credit facilities of this type, including limitations on: (a) restricted payments; (b) additional debt obligations (other than specified debt obligations); (c) investments (other than specified investments); (d) mergers, acquisitions, or a liquidation or winding up; (e) modifying its organizational documents or changing lines of business; (f) modifying certain contracts; (g) certain affiliate transactions; (h) sale-leaseback, synthetic lease, or similar transactions; (i) guaranteeing additional indebtedness (other than specified indebtedness); (j) capital expenditures; or (k) speculative transactions.  The credit agreement also restricts the Company or any of its subsidiaries from creating or allowing certain liens on their assets, entering into agreements that restrict their ability to grant liens (other than specified agreements), or creating or allowing restrictions on any of their ability to make dividends, distributions, inter-company loans or guaranties, or other inter-company payments, or inter-company asset transfers.  At March 31, 2022, the Company was in compliance with all covenants.  The Company has no reason to believe that it will not remain in compliance with these covenants and obligations for the foreseeable future.

Any increase in the Company’s allowance for credit losses would not directly affect the Company’s liquidity, as any adjustment to the allowance has no impact on cash; however, an increase in the actual loss rate may have a material adverse effect on the Company’s liquidity.  The inability to collect loans could materially impact the Company’s liquidity in the future.

During the first quarter of 2020 there was global outbreak of a new strain of coronavirus, COVID-19.  Management created a COVID-19 Task Force to identify and manage potential impact to the Company.  The Company will continue to adhere to mandates from federal, state, and/or local authorities regarding COVID-19 protocols.  On March 11, 2021 the President signed the American Rescue Plan into law.  Federal economic stimulus in the form of direct payments has been discontinued; however, the American Rescue Plan was designed to continue supporting Americans, businesses, and state and local governments. Federal stimulus programs provided to support an economy struggling to recover from the ongoing pandemic contributed to the decreased net charge offs.

The Company considered factors such as rising energy, food and services prices and the potential for further oil and commodity market disruptions from the Ukraine crisis.  Given increased wages, savings rates, spending on luxury goods, and remote work capability, Management anticipates the direct impact from recent gas prices will not be a significant factor in estimating expected losses.  The Company also considered the potential impact of increased central bank interest rates.  1st Franklin loans are contracted at a fixed rate; therefore, borrowers will not be affected by rising interest rates during the term of an existing loan.  Further, the Company’s historical loss history indicates that changes in central bank interest rates do not have a material direct impact to future loss rates.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for credit losses, revenue recognition and insurance claims reserves.

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) using the modified retrospective method for all financial assets measured at amortized cost. Provisions for credit losses are charged to operations in amounts sufficient to maintain the allowance for credit losses at a level considered adequate to cover expected credit losses in our loan portfolio.

The allowance for credit losses is established based on the determination of the amount of expected losses inherent in the loan portfolio as of the reporting date. Loans outstanding with similar risk characteristics are collectively evaluated in pools utilizing an open pool loss rate method, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting period. This historical loss rate is then adjusted by a macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the expected losses in the loan portfolio.

        It is difficult to estimate how potential changes in any one economic factor might affect the overall allowance because a wide variety of factors and inputs are considered in the allowance estimate. Changes in the factors and inputs may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. However, to consider the impact of a hypothetical alternate economic forecast, Management estimated the allowance for credit losses using a scenario that increased forecasted loss rates by 1%. This unfavorable scenario resulted in an allowance for credit losses approximately $8.3 million (12%) higher than the allowance using the expected scenario

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges. An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals. Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans. These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method. Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis. Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary. The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary. The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies. Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries. These reserves are established based on generally accepted actuarial methods. In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted. For pronouncements already adopted, any material impacts on the Company’s condensed consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31,	December 31,
	2022	2021
ASSETS

CASH AND CASH EQUIVALENTS	$42,179,036	$33,060,390

RESTRICTED CASH	13,523,211	7,306,430

LOANS:
Direct Cash Loans	874,135,486	873,432,972
Real Estate Loans	45,151,008	45,972,414
Sales Finance Contracts	121,074,463	118,959,994
	1,040,360,957	1,038,365,380

Less:Unearned Finance Charges	149,622,546	151,081,033
Unearned Insurance Premiums and Commissions	66,528,937	69,124,817
Allowance for Credit Losses	68,107,534	67,311,208
Net Loans	756,101,940	750,848,322

INVESTMENT SECURITIES
Available for Sale, at fair value	234,761,113	261,601,925

OTHER ASSETS	62,836,640	65,404,868

TOTAL ASSETS	$1,109,401,940	$1,118,221,935

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$740,105,576	$716,536,361
ACCRUED EXPENSES AND OTHER LIABILITIES	55,325,633	75,235,477
SUBORDINATED DEBT	29,600,352	29,692,344
Total Liabilities	825,031,561	821,464,182

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	-	-
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	-	-
Accumulated Other Comprehensive (Loss) Income	(8,714,629)	9,736,651
Retained Earnings	292,915,008	286,851,102
Total Stockholders' Equity	284,370,379	296,757,753

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,109,401,940	$1,118,221,935

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)

	Three Months Ended
	March 31,
	2022	2021

INTEREST INCOME	$66,133,832	$59,093,608
INTEREST EXPENSE	6,278,364	5,503,225
NET INTEREST INCOME	59,855,468	53,590,383

Provision for Credit Losses	16,456,849	6,593,962

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	43,398,619	46,996,421

INSURANCE INCOME
Premiums and Commissions	14,103,952	13,047,509
Insurance Claims and Expenses	5,422,259	4,204,534
Total Net Insurance Income	8,681,693	8,842,975

OTHER REVENUE	1,476,848	1,125,078

OTHER OPERATING EXPENSES
Personnel Expense	28,118,964	29,149,660
Occupancy Expense	4,353,707	4,376,644
Other	14,283,333	11,430,111
Total	46,756,004	44,956,415

INCOME BEFORE INCOME TAXES	6,801,156	12,008,059

Provision for Income Taxes	737,250	879,680

NET INCOME	$6,063,906	$11,128,379

BASIC AND DILUTED EARNINGS PER SHARE
170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$35.67	$65.46

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended
	March 31,
	2022	2021

Net Income	$6,063,906	$11,128,379

Other Comprehensive Income/(Loss)
Net changes related to available-for-sale Securities
Unrealized (losses) gains	(23,217,694)	(3,151,688)
Income tax benefit (expense)	4,886,225	678,815
Net unrealized (losses) gains	(18,331,469)	(2,472,873)

Less reclassification of gain to net income	119,811	398,459

Total Other Comprehensive (Loss) Income	(18,451,280)	(2,871,332)

Total Comprehensive (Loss) Gain	$(12,387,374)	$8,257,047

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited)

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Total

Three Months Ended March 31, 2022:
Balance at December 31, 2021	170,000	$ 170,000	$ 286,851,102	$ 9,736,651	$ 296,757,753
Comprehensive Income/(Loss):
Net Income	-	-	6,063,906	-	-
Other Comprehensive Loss	-	-	-	(18,451,280)	(18,451,280)
Total Comprehensive Loss	-	-	-	-	(12,387,374)
Cash Distributions Paid	-	-	-	-	-
Balance at March 31, 2022	170,000	$ 170,000	$ 292,915,008	$ (8,714,629)	$ 284,370,379

Three Months Ended March 31, 2021:
Balance at December 31, 2020	170,000	$ 170,000	$ 265,002,401	$ 13,266,927	$ 278,439,328
Comprehensive Income/(Loss):
Net Income	-	-	11,128,379	-	-
Other Comprehensive Loss	-	-	-	(2,871,332)	(2,871,332)
Total Comprehensive Income	-	-	-	-	8,257,047
Cash Distributions Paid	-	-	(4,154,861)	-	(4,154,861)
Balance at March 31, 2021	170,000	$ 170,000	$ 271,975,919	$ 10,395,595	$ 282,541,514

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$6,063,906	$11,128,379
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	16,456,849	6,593,962
Depreciation and amortization	1,114,033	1,167,242
Provision for deferred income taxes	(70,624)	(10,700)
Other	(194,102)	(471,465)
Change in miscellaneous other assets	1,769,049	1,868,025
Decrease in other liabilities	(14,766,755)	(3,482,788)
Net Cash Provided	10,372,356	16,792,655

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(146,094,117)	(116,305,375)
Loan liquidations	124,383,650	119,375,956
Purchases of marketable debt securities	(3,741,889)	(10,696,400)
Redemptions of marketable debt securities	7,425,000	5,685,000
Fixed asset additions	(488,837)	(657,309)
Fixed asset net proceeds from sales	2,041	15,253
Net Cash Used	(18,514,152)	(2,582,875)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in senior demand notes	10,416,031	4,894,094
Advances on credit line	56,057,869	43,389,542
Payments on credit line	(83,232,869)	(83,139,542)
Commercial paper issued	57,188,353	34,189,530
Commercial paper redeemed	(16,860,169)	(9,520,369)
Subordinated debt securities issued	1,573,563	1,746,049
Subordinated debt securities redeemed	(1,665,555)	(1,690,176)
Dividends / distributions	-	(4,154,861)
Net Cash Provided (Used)	23,477,223	(14,285,733)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	15,335,427	(75,953)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning	40,366,820	67,678,422

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ending	$55,702,247	$67,602,469

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Paid	$6,273,560	$5,506,284

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2021 and for the year then ended included in the Company's 2021 Annual Report filed with the Securities and Exchange Commission. Inter-company accounts and transactions have been eliminated from the condensed consolidated financial statements.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of March 31, 2022 and December 31, 2021, its consolidated results of operations and comprehensive income for the three-month periods ended March 31, 2022 and 2021 and its consolidated cash flows for the three months ended March 31, 2022 and 2021. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three-month period ended March 31, 2022 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period. The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited). The Company has no dilutive securities outstanding.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported shown in the condensed consolidated statements of cash flows:

	March 31, 2022	March 31, 2021
Cash and Cash Equivalents	$ 42,179,036	$ 55,258,116
Restricted Cash	13,523,211	12,344,353
Total Cash, Cash Equivalents and Restricted Cash	$ 55,702,247	$ 67,602,469

The Company categorizes its primary sources of revenue into three categories: (1) interest related revenues, (2) insurance related revenue and (3) revenue from contracts with customers.

•Interest related revenues are specifically excluded from the scope of ASC 606 and accounted for under ASC Topic 310, “Receivables”.

•Insurance related revenues are subject to industry-specific guidance within the scope of ASC Topic 944, “Financial Services – Insurance”.

•Other revenues primarily relate to commissions earned by the Company on sales of auto club memberships. Auto club commissions are revenue from contracts with customers and are accounted for in accordance with the guidance set forth in ASC 606.

Other revenues, as a whole, are immaterial to total revenues. During the three months ended March 31, 2022 and 2021, the Company recognized interest related income of $66.1 million and $59.1 million, respectively, insurance related income of $14.1 million and $13.0 million, respectively, and other revenues of $1.5 million and $1.1 million, respectively.

Recent Accounting Pronouncements:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional accounting relief for the expected market transition from the use of the London Interchange Bank Offered Rate (“LIBOR”) to the proposed Secured Overnight Financing Rate (“SOFR”). The key provisions of optional relief include (1) accounting for contract modifications as a continuation of the existing contract without additional analysis and (2) continuing hedge accounting when certain critical terms of a hedging relationship change. The guidance in ASU No. 2020-04 will generally no longer be available to apply after December 31, 2022. There was no impact of ASU No. 2020-04 on the Company’s condensed consolidated financial statements for the period ended March 31, 2022. The Company is currently evaluating the effect that the new standard may have on its financial statements in future periods.

There have been no updates to other recent accounting pronouncements described in our 2021 Annual Report and no other new pronouncements that Management believes would have a material impact on the Company.

Note 2 – Allowance for Credit Losses

The allowance for credit losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management estimates and evaluates the allowance for credit losses utilizing an open pool loss rate method on collectively evaluated loans with similar risk characteristics in segments, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting date. This historical loss rate then may be adjusted by macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the Company’s expected losses in its loan portfolio. The Company’s allowance for credit losses recorded in the balance sheet reflects Management’s best estimate of expected credit losses.

The Company calculates an expected credit loss by utilizing a snapshot of each specific loan segment at a point in history and tracing that segment’s performance until charge-offs were substantially exhausted for that particular segment.  Charge-offs in subsequent periods are aggregated to derive an unadjusted lifetime historical charge-off rate by segment. The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for credit losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment. The Company performs a correlation analysis between macroeconomic factors and prior charge-offs for the following macroeconomic factors: Annual Unemployment Rates, Real Gross Domestic Product, Consumer Price Index (CPI), and US National Home Price Index (HPI).  To evaluate the overall adequacy of the Company’s allowance for credit losses, Management considers the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions. Such allowance is, in the opinion of Management, adequate for expected losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management disaggregates the Company’s loan portfolio by loan segment when evaluating loan performance and estimating the allowance for credit losses. Although most loans are similar in nature, the Company concluded that based on variations in loss experience (severity and duration) driven by product and customer type it is most relevant to segment the portfolio by loan product consisting of five different segments: live checks, premier loans, other consumer loans, real estate loans, and sales finance contracts.

The total segments are monitored for credit losses based on graded contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the Company’s graded delinquency rules which includes the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in delinquency categories of 30-59 days past due, 60-89 days past due, or 90 or more days past due based on the Company’s graded delinquency policy. When a loan meets the Company’s charge-off policy, the loan is charged off, unless Management directs that it be retained as an active loan. In making this charge-off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

Management ceases accruing finance charges on loans that meet the Company’s non-accrual policy based on grade delinquency rules, generally when two payments remain unpaid on precomputed loans or when the interest paid-to-date on an interest-bearing loan is 60 days or more past due. Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status. Accounts qualify for return to accrual status when the graded delinquency on a precomputed loan is less than two payments and on when the interest paid-to-date on an interest-bearing loan is less than 60 days past due. There were no loans that met the non-accrual policy still accruing interest at March 31, 2022 or December 31, 2021. The Company’s principal balances on non-accrual loans by loan class as of March 31, 2022 and December 31, 2021 are as follows:

Loan Class	March 31, 2022	December 31, 2021

Live Check Consumer Loans	$ 6,078,780	$ 6,254,394
Premier Consumer Loans	2,278,766	2,253,818
Other Consumer Loans	24,682,665	25,229,846
Real Estate Loans	1,275,451	1,286,609
Sales Finance Contracts	3,859,098	3,532,183
Total	$ 38,174,760	$ 38,556,850

An age analysis of principal balances on past due loans, segregated by loan class, as of March 31, 2022 and December 31, 2021 follows:

March 31, 2022	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 4,551,246	$ 1,995,548	$ 3,927,175	$ 10,473,969
Premier Loans	1,330,890	684,610	1,227,352	3,242,852
Other Consumer Loans	17,402,721	10,028,641	18,384,653	45,816,015
Real Estate Loans	775,625	314,274	1,298,104	2,388,003
Sales Finance Contracts	2,427,192	1,460,136	2,410,980	6,298,308
Total	$ 26,487,674	$ 14,483,209	$ 27,248,264	$ 68,219,147

December 31, 2021	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 2,752,871	$ 2,446,703	$ 3,597,241	$ 8,796,815
Premier Loans	915,525	554,662	1,260,027	2,730,214
Other Consumer Loans	15,190,957	9,270,399	18,579,878	43,041,234
Real Estate Loans	656,780	440,155	1,117,924	2,214,859
Sales Finance Contracts	2,176,581	1,134,376	2,385,007	5,695,964
Total	$ 21,692,714	$ 13,846,295	$ 26,940,077	$ 62,479,086

While delinquency rating analysis is the primary credit quality indicator, we also consider the ratio of bankrupt accounts to the total loan portfolio in evaluating whether any qualitative adjustments were necessary to the allowance for credit losses. The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at was 1.28% and 1.27% at March 31, 2022 and December 31, 2021, respectively.

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For consumer and real estate segments, the Company also evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the principal balance on loans based on payment activity as of March 31, 2022:

Payment Performance - Net Balance by Origination Year
	2022(1)	2021	2020	2019	2018	Prior	Total Principal Balance
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Live Checks:
Performing	$ 59,569	$ 65,858	$ 6,809	$ 1,384	$ 148	$ 22	$ 133,790
Nonperforming	506	5,245	438	46	2	-	6,237
	$ 60,075	$ 71,103	$ 7,247	$ 1,430	$ 150	$ 22	$ 140,027
Premier Loans:
Performing	$ 20,951	$ 59,079	$ 16,193	$ 5,281	$ 1,475	$ 202	$ 103,181
Nonperforming	30	1,398	641	182	51	-	2,302
	$ 20,981	$ 60,477	$ 16,834	$ 5,463	$ 1,526	$ 202	$ 105,483
Other Consumer Loans:
Performing	$ 143,035	$ 371,347	$ 62,674	$ 18,175	$ 5,114	$ 1,106	$ 601,451
Nonperforming	523	19,032	3,703	1,319	380	79	25,036
	$ 143,558	$ 390,379	$ 66,377	$ 19,494	$ 5,494	$ 1,185	$ 626,487
Real Estate Loans:
Performing	$ 1,979	$ 17,295	$ 7,218	$ 6,284	$ 4,524	$ 5,736	$ 43,036
Nonperforming	-	292	317	297	173	249	1,328
	$ 1,979	$ 17,587	$ 7,535	$ 6,581	$ 4,697	$ 5,985	$ 44,364
Sales Finance Contracts:
Performing	$ 19,942	$ 56,541	$ 30,766	$ 7,328	$ 1,622	$ 186	$ 116,385
Nonperforming	5	1,661	1,562	519	115	20	3,882
	$ 19,947	$ 58,202	$ 32,328	$ 7,847	$ 1,737	$ 206	$ 120,267

(1) Includes loans originated during the three-months ended March 31, 2022.

Due to the composition of the loan portfolio, the Company determines and monitors the allowance for credit losses on a portfolio segment basis.  As of March 31, 2022, a historical look back period of five quarters was utilized for live checks; six quarters for other consumer loans, premier loans, and sales finance contracts; and a look back period of five years was utilized for real estate loans. Expected look back periods are determined based on analyzing the history of each segment’s snapshot at a point in history and tracing performance until charge-offs are mostly exhausted.  The Company addresses seasonality primarily through the use of an average in quarterly historical loss rates over a 4-quarter snapshot time span instead of using one specific snapshot quarter’s historical loss rates.

Determining a proper allowance for credit losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions.

The Company considered factors such as rising energy, food and services prices and the potential for further oil and commodity market disruptions from the Ukraine crisis.  Given increased wages, savings rates, spending on luxury goods, and remote work capability, Management anticipates the direct impact from recent gas prices will not be a significant factor in estimating expected losses.  The Company also considered the potential impact of increased central bank interest rates.  1st Franklin loans are contracted at a fixed rate; therefore, borrowers will not be affected by rising interest rates during the term of an existing loan.  Further, the Company’s historical loss history indicates that changes in central bank interest rates do not have a material direct impact to future loss rates.

However, Management determined that certain snapshot periods included in the estimation model benefited from government stimulus actions and the benefit to loss rates from those stimulus actions is expected to continue to decline over time.  1st Franklin’s expected credit loss model uses loss history from periods prior to government stimulus actions and from periods that may include the effect of government stimulus in estimating the allowance for expected credit losses.  Based on the increased impact of periods that include the benefit of government stimulus on loss rates and the aforementioned economic uncertainty, Management concluded that an adjustment was required to sufficiently provide for expected credit losses.  Management estimated an adjustment totaling $10.9 million by incorporating pre-pandemic loss rates in the estimation model.  The allowance for credit losses increased by $0.8 million to $68.1 million at March 31, 2022 compared to $67.3 million at December 31, 2021.

Segmentation of the portfolio began with the adoption of ASC 326 on January 1, 2020.  The following table provides additional information on our allowance for credit losses based on a collective evaluation

	Three Months Ended March 31, 2022
	Live Checks	Premier Loans	Other Consumer Loans	Real Estate Loans	Sales Finance Contracts	Total
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Allowance for Credit Losses:
Beginning Balance	$ 10,649	$ 6,216	$ 44,646	$ 265	$ 5,535	$ 67,311
Provision for Credit Losses	5,637	910	8,598	(1)	1,313	16,457
Charge-offs	(4,673)	(1,166)	(13,556)	(10)	(1,602)	(21,007)
Recoveries	773	256	3,936	6	376	5,347
Ending Balance	$ 12,386	$ 6,216	$ 43,624	$ 260	$ 5,622	$ 68,108

	Three Months Ended
	March 31, 2022	March 31, 2021
Allowance for Credit Losses:
Beginning Balance	$ 67,311,208	$ 66,327,674
Provision for credit losses	16,456,849	6,593,962
Charge-offs	(21,007,553)	(15,029,442)
Recoveries	5,347,031	5,456,303
Ending balance; collectively evaluated for impairment	$ 68,107,534	$ 63,348,497

Finance Receivables Ending Balance	$ 1,036,628,659	$ 894,857,186

Troubled Debt Restructurings ("TDRs") represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/or reductions in the amount owed by the borrower. The following table presents a summary of loans that were restructured during the three months ended March 31, 2022.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	1,072	$ 2,036,589	$ 1,990,161
Premier Consumer Loans	196	1,317,857	1,262,864
Other Consumer Loans	4,535	17,081,461	16,386,143
Real Estate Loans	7	86,577	86,577
Sales Finance Contracts	221	1,581,176	1,492,524
Total	6,031	$ 22,103,660	$ 21,218,269

The following table presents a summary of loans that were restructured during the three months ended March 31, 2021.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	607	$ 1,135,707	$ 1,105,659
Premier Consumer Loans	118	706,551	670,776
Other Consumer Loans	2,986	10,641,761	10,194,316
Real Estate Loans	11	168,829	168,604
Sales Finance Contracts	215	1,384,117	1,352,988
Total	3,937	$ 14,036,965	$ 13,492,343

TDRs that occurred during the twelve months ended March 31, 2022 and subsequently defaulted during the three months ended March 31, 2022 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	361	$ 663,215
Premier Consumer Loans	46	234,097
Other Consumer Loans	1,226	2,747,964
Real Estate Loans	-	-
Sales Finance Contracts	46	219,891
Total	1,679	$ 3,865,167

TDRs that occurred during the twelve months ended March 31, 2021 and subsequently defaulted during the three months ended March 31, 2021 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	241	$ 437,937
Premier Consumer Loans	31	193,264
Other Consumer Loans	841	1,948,819
Real Estate Loans	-	-
Sales Finance Contracts	42	141,284
Total	1,155	$ 2,271,304

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of credit losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity. The amortized cost and estimated fair values of these debt securities were as follows:

	As of March 31, 2022		As of December 31, 2021
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale
Obligations of states and political subdivisions	$ 245,323,699	$ 234,292,523	$ 248,858,502	$ 261,183,377
Corporate securities	130,316	468,590	130,316	418,548
	$ 245,454,015	$ 234,761,113	$ 248,988,818	$ 261,601,925

Gross unrealized losses on investment securities totaled $16.9 million and $1.0 million at March 31, 2022 and December 31, 2021, respectively. The following table provides an analysis of investment securities in an unrealized loss position for which an allowance for credit losses is unnecessary as of March 31, 2022 and December 31, 2021:

	Less than 12 Months		12 Months or Longer		Total
March 31, 2022	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 66,849,015	$ (15,299,665)	$ 4,233,076	$ (1,559,662)	$ 71,082,091	$ (16,859,327)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2021	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 41,660,651	$ (896,338)	$ 652,921	$ (52,078)	$ 42,313,572	$ (948,416)

The previous two tables represent 67 and 34 investments held by the Company at March 31, 2022 and December 31, 2021, respectively, the majority of which are rated “A” or higher by Moody’s and/or Standard & Poor’s. The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations. Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, no, other than temporary impartment, was determined to be necessary as of March 31, 2022 and December 31, 2021.

No securities were sold to date in 2022.  Additionally, the Company sold no securities during the year ended December 31, 2021.  Proceeds from redemption of investments due the exercise of call provisions by the issuers thereof and regularly scheduled maturities totaled $7.4 million with a net gain of $88,315 and $15.9 million with a net gain of $252,607 as of March 31, 2022 and December 31, 2021 respectively.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves. Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank"). US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary (“Frandisco P&C”), as grantor, and American Bankers Insurance Company of Florida, as beneficiary. At March 31, 2022, these trusts held $41.2 million in available-for-sale investment securities at market value. US Bank also serves as trustee under trust agreements with the Company's life insurance company subsidiary (“Frandisco Life”), as grantor, and American Bankers Life Assurance Company, as beneficiary. At March 31, 2022, these trusts held $24.4 million in available-for-sale investment securities at market value. The amounts required to be held in each trust change as required reserves change. All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under ASC 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents: Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.  The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization.  Cash and cash equivalents are classified as a Level 1 financial asset.

Loans: The fair value of the Company's direct cash loans and sales finance contracts approximate the carrying value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company's real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates.  Loans are classified as a Level 3 financial asset.

Marketable Debt Securities: Management has designated a significant portion of the Company’s investment securities held in the Company's investment portfolio at March 31, 2022 and December 31, 2021 as being available-for-sale.  This portion of the investment portfolio is reported at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss) included in the consolidated statements of comprehensive income (loss).  Gains and losses on sales of securities designated as available-for-sale are determined based on the specific identification method.

Corporate Securities: The Company estimates the fair value of corporate securities with readily determinable fair values based on quoted prices observed in active markets; therefore, these investments are classified as Level 1.

Senior Debt Securities: The carrying value of the Company's senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected payment.  Senior debt securities are classified as a Level 2 financial liability.

Subordinated Debt Securities: The carrying value of the Company's subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  Subordinated debt securities are classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs and how the data was calculated or derived. The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale. These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager. To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures. We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker. There was no change in this methodology during any period reported.

Assets measured at fair value as of March 31, 2022 and December 31, 2021 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2022	(Level1)	(Level2)	(Level3)

Corporate securities	$ 468,590	$ 468,590	$ --	$ --
Obligations of states and political subdivisions	234,292,523	--	234,292,523	--
Total	$ 234,761,113	$ 468,590	$ 234,292,523	$ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2021	(Level1)	(Level2)	(Level3)

Corporate securities	$ 418,548	$ 418,548	$ --	$ --
Obligations of states and political subdivisions	261,183,377	--	261,183,377	--
Total	$ 261,601,925	$ 418,548	$ 261,183,377	$ --

Note 5 – Leases

The Company is obligated under operating leases for its branch loan offices and home office locations. The operating leases are recorded as operating lease right-of-use (“ROU”) assets and operating lease liabilities. The ROU asset is included in other assets and the corresponding liability is included in accounts payable and accrued expenses on the Company’s condensed consolidated statement of financial position.

ROU assets represent the Company’s right to use an underlying asset during the lease term and the operating lease liabilities represent the Company’s obligations for lease payments in accordance with the lease. Recognition of ROU assets and liabilities are recognized at the lease commitment date based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commitment date or adoption date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the condensed consolidated statement of income.

Remaining lease terms range from 1 to 10 years. The Company’s leases are not complex and do not contain residual value guarantees, variable lease payments, or significant assumptions or judgments made in applying the requirements of Topic 842. Operating leases with a term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. At March 31, 2022 the operating lease ROU assets and liabilities were $34.6 million and $35.3 million, respectively.

The table below summarizes our lease expense and other information related to the Company’s operating leases with respect to FASB ASC 842:

Three Months Ended March 31, 2022
Operating lease expense	$ 1,908,863
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,882,720
Weighted-average remaining lease term – operating leases (in years)	6.94
Weighted-average discount rate – operating leases	4.4%

Lease payment schedule as of March 31, 2022:	Amount
Remainder of 2022	$ 5,522,567
2023	6,603,868
2024	5,799,836
2025	5,447,253
2026	4,898,186
2027 and beyond	12,566,743
Total	40,838,453
Less: Discount	(5,566,770)
Present Value of Lease Liability	$ 35,271,683

Note 6 – Commitments and Contingencies

We conduct our lending operations under the provisions of various federal and state laws, implementing regulations, and insurance regulations. Changes in the current regulatory environment, or the interpretation or application of current regulations, could impact our business.

The Company is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. The Company records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Company accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Company discloses the nature and estimate of the possible loss of the litigation. The Company does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of the Company.

Note 7 – Income Taxes

The Company has elected to be treated as an S corporation for income tax reporting purposes. The taxable income or loss of an S corporation is treated as income of and is reportable in the individual tax returns of the shareholders of the Company in an appropriate allocation. Accordingly, deferred income tax assets and liabilities have been eliminated and no provisions for current and deferred income taxes were made by the Company except for amounts attributable to state income taxes for certain states, which do not recognize S corporation status for income tax reporting purposes. Deferred income tax assets and liabilities will continue to be recognized and provisions for current and deferred income taxes will be made by the Company’s subsidiaries as they are not permitted to be treated as S Corporations.

Effective income tax rates were 11% and 7% during the three-month periods ended March 31, 2022 and 2021, respectively. During the current year, the S corporation income was lower than the prior year, which decreased the overall pre-tax income of the Company resulting in a higher effective tax rate for the 2022 reporting period compared to the same period in 2021.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc. As amended to date, the credit agreement provides for borrowings and reborrrowings up to the lesser of $230.0 million or 70% of the Company’s net finance receivables (as defined in the credit agreement). Available borrowings under the credit agreement were $196.9 million and $169.7 million at March 31, 2022 and December 31, 2021, at an interest rate of 3.50% for both periods. Outstanding borrowings on the credit line were $33.1 million and $60.3 million at March 31, 2022 and December 31, 2021, respectively. The credit agreement contains covenants customary for financing transactions of this type. At March 31, 2022, the Company believes it was in compliance with all covenants. The credit agreement has a commitment termination date of February 28, 2024.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties. The Company has an outstanding loan to a real estate development partnership of which one of the Company’s beneficial owners is a partner. The balance on the commercial loan (including principal and accrued interest) was $1.9 million at March 31, 2022. The Company also has a loan for premium payments to a trust of an executive officer’s irrevocable life insurance policy. The principal balance on this loan at March 31, 2022 was $0.5 million. Please refer to the disclosure contained in Note 12 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2021 for additional information on related party transactions.

Note 10 – Subsequent Event

The Company paid a $5.7 million dividend to shareholders on April 14, 2022.

Note 11 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280. FASB ASC 280 requires companies to determine segments based on how Management makes decisions about allocating resources to segments and measuring their performance.

The Company has eight divisions which comprise its operations: Division I through Division V, Division VII, Division VIII and Division IX. Each division consists of branch offices that are aggregated based on vice president responsibility and geographic location. Division I consists of offices located in South Carolina. Offices in North Georgia comprises Division II, Division III consists of offices in South Georgia and Division IX consists of offices in West Georgia. Division IV represents our Alabama offices, Division V represents our Mississippi offices, Division VII represents our Kentucky and Tennessee offices and Division VIII represents our Louisiana and Texas offices.

Accounting policies of each of the divisions are the same as those for the Company as a whole. Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management. All division revenues result from transactions with third parties. The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

Below is a performance recap of each of the Company’s divisions for the three-month periods ended March 31, 2022 and 2021, followed by a reconciliation to consolidated Company data.

	Division	Division	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	VIII	IX	Total
(in thousands)
Division Revenues:
3 Months ended 03/31/2022	$ 10,509	$ 10,207	$ 10,838	$ 11,955	$ 8,303	$ 7,464	$ 7,828	$ 9,032	$ 76,136
3 Months ended 03/31/2021	$ 9,707	$ 9,502	$ 10,244	$ 10,475	$ 7,223	$ 6,697	$ 5,977	$ 8,528	$ 68,353

Division Profit:
3 Months ended 03/31/2022	$ 3,717	$ 4,388	$ 4,653	$ 4,676	$ 3,013	$ 2,050	$ 2,168	$ 3,235	$ 27,900
3 Months ended 03/31/2021	$ 3,591	$ 4,841	$ 5,139	$ 4,519	$ 2,971	$ 1,996	$ 1,644	$ 3,506	$ 28,207

Division Assets:
03/31/2022	$ 115,116	$ 124,364	$ 123,751	$ 152,560	$ 92,548	$ 93,505	$ 92,601	$ 109,576	$ 904,021
12/31/2021	$ 115,423	$ 123,844	$ 125,568	$ 152,409	$ 91,774	$ 91,753	$ 90,425	$ 109,411	$ 900,607

	3 Months Ended 03/31/2022	3 Months Ended 03/31/2021
	(in 000’s)	(in 000’s)
Reconciliation of Revenues:
Total revenues from reportable divisions	$76,136	$68,353
Corporate finance charges earned, not allocated to divisions	22	22
Corporate investment income earned, not allocated to divisions	1,961	2,043
Timing difference of insurance income allocation to divisions	3,594	2,846
Other revenue not allocated to divisions	2	2
Consolidated Revenues (1)	$81,715	$73,266

Reconciliation of Profit:
Profit per division	$27,900	$28,207
Corporate earnings not allocated	5,579	4,913
Corporate expenses not allocated	(26,678)	(21,112)
Consolidated Income Before Income Taxes	$6,801	$12,008

Note 1: Includes Finance Charge Income, Investment Income, Insurance Premium Revenues and Other Revenue.

BRANCH OPERATIONS

Joseph R. Cherry	Vice President
John B. Gray	Vice President
Jerry W. Hughes	Vice President
Jennifer C. Purser	Vice President
M. Summer Clevenger	Vice President
Virginia K. Palmer	Vice President
Michael Shankles	Vice President
J. Patrick Smith, III	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Chad Frederick	Becki Lawhon	Mike Olive
Maurice Bize	Peyton Givens	Jeff Lee	Deloris O’Neal
Derrick Blalock	Kim Golka	Tammy Lee	Gerald Rhoden
Nicholas Blevins	Kevin Gray	Lynn Lewis	Anthony Seney
Janet Brownlee	Tabatha Green	Jeff Lindberg	Greg Shealy
Ron Byerly	Jenna Henderson	Jimmy Mahaffey	Cliff Snyder
Bryan Cook	Brian Hill	Sylvia McClung	Michael Spriggs
Stacy Courson	Tammy Hood	Marty Miskelly	Melissa Stewart
Joe Daniel	Sue Iser	Nokie Moore	Lou Stokes
Chris Deakle	Jonathan Kendrick	Lauren Munoz	Harriet Welch
Dee Dunham	Steve Knotts	William Murrillo	Robert Whitlock
Carla Eldridge	Sharon Langford	Josh Nickerson
Jimmy Fairbanks

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Jackson	Oxford	Scottsboro
Albertville	Brewton	Fayette	Jasper	Ozark	Selma
Alexander City	Center Point	Florence	Mobile	Pelham	Sylacauga
Andalusia	Clanton	Fort Payne	Moody	Prattville	Tallassee
Arab	Cullman	Gadsden	Moulton	Robertsdale	Troy
Athens	Decatur	Hamilton	Muscle Shoals	Russellville (2)	Tuscaloosa
Bay Minette	Dothan (2)	Huntsville (2)	Opelika	Saraland	Wetumpka
GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins (2)
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington

BRANCH OPERATIONS
(Continued)

Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Waycross
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waynesboro
Butler	Covington	Gainesville	Lawrenceville	Savannah	Winder
Cairo	Cumming	Garden City	Macon (2)	Statesboro
Calhoun	Dahlonega	Georgetown	Madison	Stockbridge

KENTUCKY Elizabethtown

LOUISIANA
Abbeville	Covington	Hammond	LaPlace	Morgan City	Ruston
Alexandria	Crowley	Houma	Leesville	Natchitoches	Slidell
Baker	Denham Springs	Jena	Marksville	New Iberia	Sulphur
Bastrop	DeRidder	Kenner	Marrero	Opelousas	Thibodaux
Baton Rouge	Eunice	Lafayette	Minden	Pineville	West Monroe
Bossier City	Franklin	Lake Charles	Monroe	Prairieville	Winnsboro

MISSISSIPPI
Amory	Columbia	Gulfport	Louisville	Olive Branch	Ridgeland
Batesville	Columbus	Hattiesburg	Magee	Oxford	Ripley
Bay St. Louis	Corinth	Hazlehurst	McComb	Pearl	Senatobia
Booneville	D’Iberville	Hernando	Meridian	Philadelphia	Starkville
Brookhaven	Forest	Houston	New Albany	Picayune	Tupelo
Carthage	Greenwood	Iuka	Newton	Pontotoc	Winona
Clinton	Grenada	Kosciusko

SOUTH CAROLINA
Aiken	Cheraw	Gaffney	Lancaster	Newberry	Spartanburg
Anderson	Chester	Georgetown	Laurens	North Charleston	Summerville
Batesburg- Leesvile	Columbia	Greenwood	Lexington	North Greenville	Sumter
Beaufort	Conway	Greer	Manning	Orangeburg	Union
Boling Springs	Dillon	Hartsville	Marion	Rock Hill	Walterboro
Camden	Easley	Irmo	Moncks Corner	Seneca	Winnsboro
Cayce	Florence	Lake City	Myrtle Beach	Simpsonville	York
Charleston

TENNESSEE
Athens	Dayton	Greeneville	LaFollette	Millington	Savannah
Bristol	Dickson	Hixson	Lebanon	Morristown	Sevierville
Clarksville	Dyersburg	Jackson	Lenoir City	Murfreesboro	Smyrna
Cleveland	Elizabethton	Johnson City	Lexington	Newport	Tazewell
Columbia	Fayetteville	Kingsport	Madisonville	Powell	Tullahoma
Cookeville	Fayetteville	Lafayette	Maryville	Pulaski	Winchester
Crossville	Gallatin

TEXAS
Austin (2)	Longview	New Braunfels	Pasadena	Temple	Texarkana

DIRECTORS

Ben F. Cheek, IV

Chairman

1st Franklin Financial Corporation

Ben F. Cheek, III

Chairman Emeritus

1st Franklin Financial Corporation

Virginia C. Herring

Vice Chairman, President and Chief Executive Officer

1st Franklin Financial Corporation

Jerry J. Harrison, Jr. Chief Operating Officer Crider Food, Inc. John G. Sample, Jr. CPA C. Dean Scarborough Retired Retail Business Owner

A. Roger Guimond

Retired Executive Vice President and Chief Financial Officer,

1st Franklin Financial Corporation

Jim H. Harris, III

Retired Founder / Co-owner

Unichem Technologies

Retired Founder / Owner / President

Moonrise Distillery

Keith D. Watson Chairman Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Chairman Emeritus

Virginia C. Herring Vice Chairman, President and Chief Executive Officer

Brian J. Gyomory Executive Vice President and Chief Financial Officer

Daniel E. Clevenger, II Executive Vice President - Compliance

Todd S. Manke Executive Vice President – Chief Risk Officer

Gary L. McQuain Executive Vice President – Chief Operating Officer

Mark J. Scarpitti Executive Vice President – General Counsel Acting Corporate Secretary

Joseph A. Shaw Executive Vice President – Chief Information Officer

Jeffrey R. Thompson Executive Vice President – Human Resources

Chip Vercelli Executive Vice President – Government Affairs

LEGAL COUNSEL

Jones Day 1221 Peachtree Street, N.E. Suite 400 Atlanta, Georgia 30361

INDEPENDENT AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303